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SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Needham & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York,	New York	10022-2606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen W. Albanese 212-705-0301
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10054
(Address)	(City)	(State)	Zip Cope

PROCESSED
APR 07 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

12888/rev/01/19/05/OT

OATH OR AFFIRMATION

I, George A. Needham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & Chief Executive Officer

Title

Shannon Carroll (AKA Shannon Feldman)

Notary Public

SHANNON CARROLL
Notary Public, State of New York
No. 01CA6095836
Qualified in New York County
Commission Expires July 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
Needham & Company, Inc.:

We have audited the accompanying statement of financial condition of Needham & Company, Inc. (an indirect wholly-owned subsidiary of The Needham Group, Inc.) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Needham & Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 1A and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2005

NEEDHAM & COMPANY, INC.

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	34,255,788
Receivable from clearing broker		34,601,937
Securities owned, at market value		7,682,120
Investments, not readily marketable, at fair value		17,972,145
Fees and concessions receivable		8,346,361
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $5,671,786		1,406,460
Other assets		3,267,378
Total assets	$	107,532,189

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	10,183,733
Securities sold but not yet purchased, at market value		4,166,696
Payable to stockholders prior to reorganization		18,502,979
Total liabilities		32,853,408
Stockholder's equity (note 1):		
Common stock, par value $0.01. Authorized 100 shares; issued and outstanding		1
Additional paid-in capital		4,296,275
Retained earnings		72,927,375
Notes receivable from stockholders prior to reorganization (note 4)		(2,544,870)
Total stockholder's equity		74,678,781
Total liabilities and stockholder's equity	$	107,532,189

See accompanying notes to financial statements.

NEEDHAM & COMPANY, INC.
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to the Financial Statements

December 31, 2004

(1) Organization

Needham & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in technology, health care, and specialty retail industries, and deals with institutional investors. The Company also underwrites securities primarily in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

In December 2004, the Company engaged in a series of restructuring transactions (collectively, the "Restructuring"). The Needham Group, Inc. was formed to be the sole parent of Needham Holdings, LLC. Needham Holdings, LLC (the "Parent") was formed to be the direct parent of Needham & Company, Inc. All shareholders of Needham & Company, Inc. exchanged each of their common shares for one common share of The Needham Group, Inc. Additionally, all of the Company's shares held in treasury prior to the restructuring were effectively cancelled. Immediately prior to the Restructuring, the Company operated as one entity, Needham & Company, Inc. and a majority of the outstanding shares and options of Needham & Company, Inc. were owned by members of the Board of Directors, Managing Directors and Principals of the Company. The Restructuring was a tax-free transaction. During 2005, Needham & Company, Inc. will convert to a Limited Liability Company ("LLC") and Needham Asset Management, LLC will also be formed. Needham Holdings, LLC will be the direct parent of both of these entities. The Company contemplates having this phase of the restructuring completed by the end of the second quarter of 2005. Once this phase is complete, dividends will be paid from time to time to Needham Holdings, LLC, and through Needham Holdings, LLC to The Needham Group, Inc. Any such payments will conform to the requirements of Rule 15c3-1(e) and NASD Rule 1017(a)(3).

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

(a) Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis through the correspondent broker.

(b) Securities Transactions

Securities owned and securities sold but not yet purchased are valued at the last sale price. The difference between cost and market value is included in principal transactions. Securities owned and securities sold but not yet purchased represent principally U.S. equity securities.

In the normal course of business, the Company maintains certain investments – primarily investments in limited partnerships as discussed in note 8 – for which there are no readily available price quotations or for which readily available price quotations are unreliable. These investments are accounted for at fair value as estimated by the management of the Company. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments including liquidity and consistently applies the procedures for arriving at estimated fair value.

However, because of the assumptions inherent to estimated fair value, actual fair values could differ from the estimated fair values as determined by management. As of December 31, 2004, the estimated fair value of the Company's investments not readily marketable totaled $17,972,145, which represented approximately 24% of the total stockholders' equity.

Securities transactions are recorded on a trade-date basis.

(c) ***Investment Banking Revenues***

Investment banking revenues are recorded as follows: management fees on offering date, sales concessions on offering date; and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Transactions relating to such underwriting commitments that were open at December 31, 2004 and were subsequently settled had no material effect on the financial statements.

(d) ***Furniture, Equipment, and Leasehold Improvements***

Depreciation is provided on a straight-line basis over an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

(e) ***Payable to Stockholders***

Payable to stockholders represents anticipated distributions of current year earnings to stockholders of record immediately preceding the reorganization discussed in Note 1.

(f) ***Management's Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) ***Cash Equivalents***

Cash equivalents consist of money market accounts and short-term investments with maturities of three months or less from date of purchase.

(h) ***Stock-Based Compensation***

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 (APB 25) *Accounting for Stock Issued to Employees*. Under APB No. 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the estimated value on the day of grant.

(3) Income Taxes

The Company is recognized as an S corporation for Federal income tax purposes. Thus, no provision has been made currently for Federal income taxes. The Company pays income taxes to state and local governments.

The provision for income taxes for the year ended December 31, 2004 consists of current state and local taxes of $202,890. At December 31, 2004, included in accounts payable and accrued expenses are taxes payable of $1,529,063.

(4) Stockholder's Equity

During 2004, the Company received notes totaling $1,922,230 in partial payment for the issuance of its common stock prior to the reorganization described in Note 1, which is offset against stockholders equity. These notes bear interest at the broker call rate plus 100 basis points and are due upon various maturities.

It is the Company's policy each year to pay a portion of the distributions accrued during the following year. Distributions of $18,502,979 were accrued at December 31, 2004, of which $14,092,008 were distributed on January 18, 2005.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2004, the Company had net capital of $39,410,341, which is $38,410,341 in excess of required net capital of $1,000,000. To the extent capital is required to comply with the Company's minimum net capital requirements, distributions to the Company's stockholders cannot be paid.

(6) Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of employee contribution. Plan expenses and Company match included in compensation and benefits totaled $611,876 for the year ended December 31, 2004.

(7) Commitments and Contingencies

The Company has entered into operating leases for office space which also contain certain escalation clauses. At December 31, 2004, the future minimum base rental payments under such leases are as follows:

Year ending December 31:		
2005	$	1,605,644
2006		682,091
2007		692,234
2008		708,536
2009		703,702
2010 and thereafter		763,541
	$	5,155,748

Rent expense for the year ended December 31, 2004 was $2,013,816.

The Company is currently in the process of acquiring new office space for the primary New York office. The new lease associated with this office will have a material affect on future operating lease commitments

At December 31, 2004, the Company had outstanding capital commitments relating to venture fund investments in the amount of $4,661,475.

The Company in the normal course has been named as a defendant in various legal actions in connection with its activities as a financial services institution. In addition, the Company from time to time is involved in investigations and proceedings by self-regulatory agencies. The Company believes, based on the information available, that the resolution of these actions will not have a material adverse effect on its financial condition.

(8) Related Party Transactions

In 1992, the Company became a limited partner in Needham Management Partners, L.P. (NMP), the General Partner of Needham Emerging Growth Partners, L.P. (NEGP). Also in 1992, the Company became a limited partner in NEGP by investing $1,550,000. There have been no additional investments made in NEGP by the Company. The Company receives a 1% management fee and an incentive fee of 15% of NEGP's performance over a 5% hurdle rate.

In 1994, the Company became a limited partner in Needham Capital Management, L.P. (NCM). The Company has made capital contributions to date of $4,000,000 pursuant to the Partnership Agreement. To date, the Company received total distributions of $9,046,002 from NCM. The Company did not make any capital contributions in 2004. Additionally, certain officers and directors of the Company are the General Partners of NCM.

In 1998, the Company became a limited partner in the Needham Contrarian Fund, L.P. (NCF) by investing $2,000,000. There have been no further investments in NCF made by the Company.

Also in 1998, the Company became a member of Needham Capital Management L.L.C. (NCMLLC), the General Partner of Needham Capital Partners II, L.P. (NCPII), by committing $1,000. The Company has paid $200 in 1998, $400 in 1999, and $200 in 2000 on this commitment. The Company has made no further investments in NCMLLC in relation to NCPII. The Company receives an incentive fee from NCMLLC of 5% of realized gains generated on NCPII. There were no incentive fees received during 2004.

Also in 1998, the Company became a member of Needham Capital Management Bermuda, LLC (NCMBLLC), the General Partner of Needham Capital Partners II (Bermuda), L.P. (NCI II), by committing $1,000. The Company paid $200 in 1998, $400 in 1999, and $200 in 2000 on this commitment. The Company has made no further investments in NCMBLLC in relation to NCI. The Company receives an incentive fee from NCMBLLC of 5% of realized gains generated on NCL. There were no incentive fees received during 2004.

In 1999, the Company made an additional investment in NMP by investing $250,000. At this time NMP also became the General Partner of the Needham Contrarian Fund, L.P. (NCF) and this $250,000 investment related to NCF. There have been no additional investments in NMP in relation to NCF. The Company receives a 1% management fee and an incentive fee of 20% of NCF's performance. There were no incentive fees received during 2004.

In 2001, the Company made an additional investment in NMP by investing $204,000. At this time NMP also became the General Partner of Needham Emerging Growth Partners (Cayman), L.P. (NEGPI), and this $204,000 investment related to NEGPI. Additional investment of $100,000 in 2003 was made in NMP in relation to NEGPI.

Also in 2001, the Company made an additional commitment of $800,000 in NCMLLC. This commitment was subsequently reduced to $640,000. At this time NCMLLC also became the General Partner of Needham Capital Partners III, L.P. (NCPIII) and Needham Capital Partners IIIA, L.P. (NCPIIIA), and this $640,000 commitment related to NCPIII and NCPIIIA. The Company paid $80,000 in 2002, $80,000 in 2003 and $80,000 in 2004 of this commitment. The Company receives an incentive fee from NCMLLC of 5% of realized gains generated on NCPIII and NCPIIIA.

Also in 2001, the Company made an additional commitment of $200,000 in NCMBLLC. This commitment was subsequently reduced to $160,000. At this time NCMBLLC also became the General Partner of Needham Capital Partners III (Bermuda), L.P. (NCI III), and this $160,000 commitment related to NCI III. The Company paid $20,000 in 2002, $20,000 in 2003 and $20,000 in 2004 of this commitment. The Company receives an incentive fee from NCMBLLC of 5% of realized gains generated on NCI III.

(9) Concentrations of Credit Risk

The Company provides a full range of investment banking services to corporate clients. As such, the Company has commitments and risks associated with clients and customers resulting from securities underwriting and merchant banking activities.

The Company conducts substantially all of its principal trading activities through a correspondent clearing broker-dealer based in the New York metropolitan area. At December 31, 2004, all marketable principal

security positions were in the possession or control of its clearing broker. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligations.

(10) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, are carried at, or approximate, fair value.

(11) Employee Stock Option and Dividend Equivalent Plans

Under the Company's Employee Stock Option Plan (the Plan) and Dividend Equivalent Plan, prior to the reorganization described in Note 1, the Company previously granted options to its directors, officers, and employees for up to 250,000 shares of common stock. Only nonqualified stock options were granted under the Plan. The exercise price of each option equals the book value of the Company's stock on January 1 of the year the option was granted. Each nonqualified stock option granted has a minimum three years vesting period. The Dividend Equivalent Plan has the right to receive dividends paid on common shares covered by an option from the time of the grant date of the option to the time of exercise.

After the reorganization described in Note 1, The Needham Group, Inc. assumed all the rights and obligations of the Company under the above option plans, except that all outstanding options to acquire the Company's common stock were converted into the right to acquire shares of Needham Group common stock. The outstanding options and other awards assumed by Needham Group shall be exercisable upon the same terms and conditions as under the Plans immediately prior to the reorganization.

Information pertaining to options outstanding and exercisable at December 31, 2004 is as follows:

	Shares	Weighted average grant price	Options exercisable	Weighted average grant price
Outstanding at beginning of year	61,500	$ 20.85	—	—
Granted	7,000	28.69	—	—
Exercised	(54,500)	20.65	—	—
Canceled	—	—	—	—
Balance at December 31, 2004	14,000	25.54	—	—

NEEDHAM & COMPANY, INC.

(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Notes to the Financial Statements

December 31, 2004

The options outstanding at December 31, 2004 become exercisable for the first 30 days in the following years:

2005	5,000
2006	2,000
2007	7,000
Total	14,000

These options automatically expire if they are not exercised within the 30 day period mentioned above.

Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company's net income for the year ended December 31, 2004 would not have changed materially.

In accordance with SFAS No. 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model. In actuality, because the Company's nonqualified stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Company stock. Such an increase in stock price would benefit all stockholders commensurately.